M Power Entertainment, Inc.
                 432 Park Avenue South, 2nd Floor
                        New York, NY 10016



November 17, 2005


United States Securities and Exchange Commission
Attn: Joe Foti, Senior Assistant Chief Accountant,
Attn: Jeff Jaramillo, Review Accountant
Attn: Katherine Mathis, Review Accountant
Washington, D.C. 20549


RE: M Power Entertainment, Inc. (formerly GK Intelligent Systems, Inc.) Form 10-KSB for the Fiscal Year Ended December 31, 2004
      File No. 000-22057


Dear Mr. Foti:

We have reviewed your comment letter dated June 28, 2005 and ask that you see our responses included herewith.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

Item 6.  Management's Discussion and Analysis or Plan of Operation
------------------------------------------------------------------

1. In future filings please expand your MD&A section to include the introductory section or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. Your introduction or overview should include, but not be limited to, the following:

a)   Include economic or industry-wide factors relevant to the Company;

b) Serve to inform the reader about how the Company earns revenues and income, and generates cash;

c) To the extent necessary or useful to convey this information, discuss your lines of business, locations, and principle products and services (but an introduction should not merely duplicate disclosures in the Description of Business section); and

d) Provide insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

See FR-72 for guidance.

Response - Per the Commission's request, we will expand our MD&A to include a proper introductory overview per FR-72 in all relevant future filings.

Critical Accounting Policies
-----------------------------

2. We remind you that under existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with methods, assumptions, and estimates underlying the Company's critical accounting measurements. In this regard, please revise future filings to include a "Critical Accounting Policies" section within the MD&A that includes a discussion of your most critical accounting policies and estimates which should include but not be limited to revenue recognition, the determination of your allowance for doubt accounts, your policies for evaluating potential impairments in goodwill and long-lived assets and the determination of your allowance for the deferred tax assets. Your discussion should address the factors as to how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. Additionally, you should consider the following when determining what other items should go into your critical accounting policy disclosure:

a) the nature of the estimate or assumption is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

b) the impact of the estimates and assumptions on financial condition or operating performance is material.

Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See FR-60 and FR-72 for guidance.

Response - Per the Commission's request, we will expand the "Critical Accounting Policies" section within our MD&A, pursuant to FR-60 and FR-72 in all relevant future filings.

Liquidity, page 18
-------------------

3. We note from this disclosure and in Note 12 to your consolidated financial statements that you have committed to raise operating and growth capital for your newly acquired subsidiaries (i.e. White Canyon $4,000,000; Corazong $1,500,000 and RS $2,500,000). In this regard, please expand your liquidity section to include in detail your plan to raise such capital. Additionally, if such plan has not been consummated by the respective parties involved, please explain your alternatives, if any, or state the consequences of not raising such capital.

Response - Subsequent to the filing of the Company's Form 10-QSB for the Quarterly Period Ended June 30, 2005, the Company's management determined that the Company would be unable to provide the operating and growth capital for its newly acquired subsidiaries, as discussed in the Liquidity section of the December 31, 2004 10-KSB. As a result of the Company's inability to provide the contracted funding, White Canyon has expressed its desire to rescind its Acquisition Agreement. Furthermore, management has determined that the various acquisition agreements for the "acquired entities" contain significant funding stipulations and contingencies, such that the acquisitions cannot be deemed to be fully consummated until such stipulations have been satisfied in full. Therefore, the Company has determined that the appropriate course of action is to re-state its financial statements on Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005, so as not to include the results of the "acquired entities." The "acquired entities" will be consolidated into the Company's financial statements at such time that all remaining contractual stipulations and contingencies have been satisfied in full.

Therefore, it is the Company's position that the Liquidity section of the 10-KSB for the year ended December 31, 2004 not be amended, but rather, that 10-QSB's for the quarters ended March 31, 2005 and June 30, 2005 be re-stated so as to include the details of the failed acquisition of White Canyon, and the incomplete status of the remaining acquisitions. The Company will also discuss in greater detail its plans to raise the capital necessary to complete the acquisitions of Corazong and R.S. Entertainment.

Item 7. Financial Statements
----------------------------

Consolidated Statements of Stockholders' Equity, page F-6
---------------------------------------------------------
Note 7. Commitments and Contingencies, page F-19
------------------------------------------------
Consulting Agreements, page F-21
--------------------------------

4. We note that during your fiscal year ended December 31, 2004 the majority, approximately 63%, of your common stock was issued as consideration for services. Based on the significance of these transactions, please provide us with and revise your notes to your financial statements to include a disclosure describing by each individual entity the amount of common stock issued, price, nature of service, and confirm if the entity is or is not a related party. We may have further comments upon receipt of your response.

Response - The footnotes to the financial statements have been revised pursuant to the Commission's request, disclosing in greater detail the common stock issuances for services transpiring during the period. Please refer to
Note 12 to the financial statements, which address this issue.

5. Reference is made to your issuance of shares in exchange for services received for each period presented. Supplementally tell us, with a view toward expanded disclosure in future filings, how you valued the transaction (i.e., based on the fair value of the shares issued or the services received).

The Company's policy with respect to the valuation of common stock issued for services is to value the shares at the market value of the common stock on the date of authorization by the Company's Board of Directors. Typically, when the Company issues common stock for services, the arrangement with the recipient calls for a specific number of shares to be issued, rather than shares to be issued such that the value of the shares equals a pre-determined total. These issuances are valued at fair market value, as it is typically more readily determinable than the value of the services to be performed.

Note 1.  Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

f. Revenue Recognition, page F-15
-----------------------------------

6. Expand your disclosure to indicate whether your record revenues associated with your staffing business on a gross or net basis. In this regard, supplementally tell us, with a view toward expanded disclosure in future filings, how you met the criteria set forth in EITF 99-19 supporting your accounting treatment. We may have further comments upon review of your response.

Response - In formulating a proper revenue recognition policy for our staffing business, we reviewed relevant guidelines and pronouncements, including EITF 99-19, and concluded that revenues would be more properly recorded on a gross basis. This decision was based on several factors noted in EITF 99-19, among which were the fact that the Company (not the staffing agents) was the primary obligor in the client arrangements, the Company retains its obligation to pay its staffing agents regardless of whether it receives payment from its clients, staffing arrangements are determined in part by the Company, and the
Company establishes the price of its services.   EITF 99-19 states that
recognizing revenues on a gross basis is "a matter of judgment that depends on the relevant facts and circumstances." In this regard, the Company has concluded that the risks it maintains in its staffing business constitute the critical factor in determining to recognize the revenues at gross. Accordingly, we have expanded footnote 1-f, Revenue Recognition, so as to implement the comments of the Commission with respect to our staffing business, in consideration of EITF 99-19.

m. Stock-Based Compensation, page F-18
---------------------------------------

7. Please revised your notes to the financial statements to include the disclosures required by paragraph 2(e) of SFAS No. 148.

Response - We have revised our footnote 1-m, Stock-Based Compensation, pursuant to the Commission's request, in compliance with SFAS No. 148.

Note 2. Notes Payable, page F-18
--------------------------------

8. We note from your disclosure that you have various unsecured notes payable totaling $396,421, of which $232,421 was with related parties, bearing imputed interest rates from 10% to 18% per annum. In this regard, please revise future filings to include the disclosures required by paragraph 2 of SFAS No. 57.

Response - Pursuant to the Commission's request, we will expand all future filings to include the disclosures required by paragraph 2 of SFAS No. 57.

Note 3. Accounts Payable, page F-18
-----------------------------------
Note 4. Accrued Liabilities, page F-19
---------------------------------------
Note 9. Gain on Release and Extinguishment of Debt, page F-22
-------------------------------------------------------------

9. We note from your disclosure in note 3, note 4, and note 9 that during the year ended December 31, 2003 and 2004 you recognized a gain of $2,220,782 and $966,581, respectively due to the fact that these amounts had been outstanding for period exceeding the statute of limitations of four years and were determined to have been extinguished and this written off. Supplementally tell us, with a view toward expanded disclosure, whether the transactions related to these liabilities were with related parties (if not already disclosed). To the extent that the transactions were with related parties such as the transactions related to the write-off of $31,347 in accrued related party interest expense during the year ended December 31, 2003 as disclosed in Note 4, supplementally tell us why the related gains (losses) were not recorded as capital transactions (i.e. additional paid-in capital). See footnote 1 to paragraph 20 of APB 20 and the analogous guidance set forth in Staff Accounting Bulleting Topic 5:T. Additionally, please provide us with a summary of, and disclose in your future filings, all related party accounts payable, notes payable, accrued liabilities and accrued interest at December 31, 2003 and 2004 and the nature of your relationship with each related party as required by paragraph 2 of SFAS No. 57.

Response - The disclosure in note 3, note 4, and note 9 have been expanded so as to specify that none of the liabilities written-off in 2003 due to expiring statute of limitations were due to related parties. As such, no portion of the gain on extinguishment of debt is required to be recorded as a capital transaction (additional paid-in capital).

Additionally, per the Commission's request, please see the following schedule of related-party debt as of December 31, 2004 and 2003:

                                                   2004         2003
                                               ------------ -------------
     Accounts payable - related party          $     3,697  $          -


Note - accounts payable to related parties consist of travel reimbursement expenses paid for by the Company's president that had not been reimbursed as of the end of the period.

     Accrued expenses - related party          $    65,681  $    442,628

Note - accrued expenses to related parties consist of accrued interest payable on notes payable to related parties (see below) totaling $65,681 in 2004 and $101,388 in 2003. In addition, the 2003 figure consists of accrued salaries to officers of $101,240, and a severance obligation to a former employee in the amount of $240,000.

        Note payable - related party (GK)        $ 150,000    $  219,296
        Note payable - related party (TSG)          80,500             -
        Note payable - related party (Stellar)       1,921             -
                                                 ----------   -----------
        Total notes payable - related parties    $ 232,421    $  219,296
                                                 ==========   ===========

Note - notes payable to related parties have resulted from related parties forwarding cash to the Company in order to assist the Company meeting its cash flow requirements. The notes are unsecured, and are due on demand. The Company has been accruing interest on these notes at a rate of $8.0% per annum.

10. We note from your disclosure that during 2003 and 2004 you extinguished debt in exchange for common stock recognizing a gain of $85,788 and a loss of $25,000 during 2003 and a gain of 426,298 during 2004. In this regard please provide us with, and disclose in your future filings, the number of shares issued in each transaction, the related fair market value of the stock issued and your method used to determine the fair market value of your common stock at the time of each debt extinguishment. In addition, supplementally tell us how you determined that the fair market value of your common stock was more clearly evident than the fair market value of the payable settled supporting your accounting for these transactions. We may have further comments upon review of your response.

Response - During the 2004 and 2003 fiscal years, the Company made several stock issuances for debt, for which the Company recognized a gain on extinguishment of debt. The common stock issued in these arrangements was valued at market value of the common stock at the time the conversion of the debt was authorized by the Company's Board of Directors, which was deemed more clearly evident and determinable than the value of the debt. The primary factor for this conclusion was the fact that the amounts of many of the debts were actively being disputed, and the settlement amounts were negotiated in arms-length transactions. Please see the following schedule detailing these issuances:

Date of    Stock       Number of    Market Value   Amount of   Gain(Loss)
Issuance   Issued to   Shares       per Share         Debt      on Issuance

4/22/04    Attorney     395,659      $   0.05       $  13,057   $    6,726
4/22/04    Consultant   645,437      $   0.05       $  33,650   $   (1,378)
4/23/04    Consultant   787,878      $   0.05       $  35,500   $    3,894
4/26/04    Consultant   757,575      $   0.05       $  25,000   $   12,879
8/18/04    Attorney     250,000      $   0.04       $   5,823   $    4,177
                      ---------                     ----------  -----------
      2004 Totals     2,836,549                     $ 113,030   $   26,298
                      =========                     ==========  ==========

6/15/03    Consultant    33,000      $  0.18        $   91,728  $   85,788
9/15/03    Consultant    50,000      $  0.17        $   25,000  $  (25,000)
                      ---------                     ----------- -----------
      2003 Totals        88,000                     $  116,728  $   60,788
                      =========                     =========== ===========

Note 6, Going Concern, page F-19
--------------------------------

11. Revise future filings to disclose management's "viable plan" which has the capability of removing the threat to your continuation of your company as a going concern in accordance with Section 607.02 of the Financial Reporting Codification. The "viable plan" should include appropriate and prominent disclosure of your plans to overcome your financial difficulties. Similarly, expand your disclosure in MD&A.

Response - Pursuant to the request of the Commission, future filings will be amended so as to disclose management's "viable plan."


Note 7, Commitments and Contingencies, page F-19
------------------------------------------------

12. Reference is made to the second paragraph. If it is reasonably possible that the outcome of the uncertainty may result in a liability that would be material to the investor, please revise future filings to disclose the range of reasonably possible loss or made clear statement that a range cannot be estimated. See paragraph 10 of SFAS 5 and advise or revise future filings, as appropriate.

Response - Pursuant to the Commission's request, we will revise all pertinent future filings so as to disclose the range of reasonably possible losses relating to uncertainties and contingencies, in accordance with SFAS 5.

Note 10. Acquisitions, page F-23
--------------------------------

Stellar Software Network, Inc.
------------------------------
Ascendant TSG
-------------

13. We note from your disclosure that you acquired all of the issued and outstanding shares of common stock of Stellar, in exchange for $191,000 paid in the form of 8,025,211 shares of your common stock. In this regard, please provide us with, and revise future filings to explain, the basis for determining the fair market value of the above mentioned common stock. See paragraph 51(d) of SFAS No. 141 for guidance. Also, we note from your disclosure in the third paragraph of Note 1(a) and in the first paragraph of
Item 9.01 of your Form 8-K/A dated June 16, 2004 that the common shares that you issued in the acquisition of Stellar were restricted. In this regard, supplementally tell us, and revise future filings to disclose, the nature of the restriction(s).

Response - The Company's basis for determining the fair market value of the 8,025,211 shares of common stock issued in the acquisition of Stellar Software was to simply obtain the closing price of the Company's common stock on the date of authorization by the Company's Board of Directors. The market value of the stock on 7/16/04, the date the Company acquired Stellar Software, was $0.0238 per share. The shares issued in this transaction were restricted 144 Act shares, which are not eligible to be sold by the recipient for a period of one year from the date of issuance. We will ensure applicable future filings more clearly explaining our basis for determining fair market value.

14. We note from your disclosure that you deemed the primary value of Stellar to be its customer lists, management experience and expertise, and network of professional and technical contacts. You also state that these factors contributed to your agreement to acquire Stellar for a purchase price exceeding the value of Stellar's net assets. In this regard, it appears that you have acquired specific intangible assets, which meet the criteria for recognition apart from goodwill (e.g. customer lists, non-contractual customer relationships, employment contracts, etc.). Therefore, please revise your financial statements (including the pro forma information included on pages F-24 through F-26) to allocate part of your purchase price to the fair market value of the intangibles that you purchased. See paragraph A14 of SFAS No. 141 for guidance. Further, expand the notes to the financial statements to disclose your accounting treatment. Also, include the disclosures required by paragraphs 52(a) and (b) of SFAS No. 141.

Response - At the time the Company acquired Stellar Software, the purchase price was negotiated based on a number of factors, including Stellar's past revenues, growth projections, existing business arrangements, employee and customer relationships, etc. In consideration of SFAS 141, the Company deemed these factors to be extremely qualitative and ambiguous, such that establishing an intelligent, reasonable and appropriate value for these items was deemed impossible. Therefore, the Company's stance in this matter is that specific intangible assets were not acquired in this transaction, and no such intangible assets can have a value apart from goodwill applied to them.

Furthermore, management has determined that the phrase "customer lists" may have been misleading, in the sense that a reader may infer that the Company possesses physical lists of potential customers, or similar purchased data. The Company has deemed it to be more appropriate to rephrase "customer lists" to "customer contacts" in its footnotes. Again, due to the fact that these customer contacts represent relationships and business history, and not physical data reports, management has determined that a value cannot be reasonably applied to them. Footnote 10 has been revised to address this issue.

15. Reference is made to your unaudited pro forma condensed statements of operations for the year ended December 31, 2004 and December 31, 2003, which give effect to your acquisition of Stellar on page F-24. Please delete these pro forma statements since you have reflected the impact of you acquisition of Stellar in the unaudited pro forma condensed statements of operations on page F-26.

Response - Pursuant to the Commission's request, the footnotes to the financial statements have been revised so as to delete the referenced pro forma condensed statements of operations in Note 10 to the financial statements.

16. Reference is made to your unaudited pro forma condensed statements of operations for the year ended December 31, 2004, which gives effect to your acquisitions of Ascendant TSG and Stellar on page F-26. Please revise these pro forma financial statements to reflect the impact of Ascendant TSG's results of operations for the period January 1, 2004 through August 12, 2004 (i.e., the period prior to the acquisition of Ascendant TSG). In this regard, you may revised the Ascendant TSG column to only reflect Ascendant TSG's results of operations for the period January 1, 2004 through August 12, 2004, or you may delete Ascendant TSG's results of operations for the period August 13, 2004 through December 31, 2004 since those results are already reflected in your historical results of operations for the year ended December 31, 2004. Similarly, revise your pro forma disclosures regarding your acquisition of Stellar. In addition, please delete the combined GK, Stellar column and historical earnings per share information for Ascendant TSG and Stellar since this information is not deemed meaningful. Also, include pro forma earnings per share information (basic and diluted) in accordance with paragraph 55 of SFAS No. 141.

Response - Pursuant to the Commission's request, the footnotes to the financial statements have been revised so as to correct the condensed statements of operations, giving effect to the acquisitions of Stellar and Ascendant TSG in Note 10 to the financial statements.

17. Reference is made to your unaudited pro forma condensed statements o foperations for the year ended December 31, 2004, which gives effect to your acquisitions of Ascendant TSG and Stellar on page F-26. Delete the write-off of goodwill in the amount of $1,584,865 as reflected in the pro forma adjustment column as this write-off should already be included in your historical statements of operations reflected in the third column. Please make the appropriate revisions.

Response - Pursuant to the Commission's request, Note 10 to the financial statements have been revised so as to delete the write-off of goodwill in the amount of $1,584,865, and other revisions, where appropriate, have been made.

18. We note from your disclosure that you acquired all of the issued and outstanding shares of common stock of TSG, in exchange for $1,500,000 paid in the form of 42,857,153 shares of the Company's common stock. In this regard, please provide us with an revise future filings to explain the basis for determining the fair market value of the above mentioned common stock. See paragraph 51 (d) of SFAS No. 141 for guidance.

Response - On August 17, 2004, the Company issued 42,857,143 shares of common stock as consideration for the acquisition of Ascendant TSG. The shares were value at market value on the date of authorization by the Company's Board of Directors, as defined by the closing stock price of $0.035 on August 17, 2004, for a total purchase price of $1,500,000. Per the Commission's request, future filings will more specifically address this issue.

Note 11. Impairment of Goodwill
-------------------------------

19. We note from note 6 that you do not have significant amounts of cash or other material assets, nor do you have an established source of revenues to cover your operating costs and allow you to continue as a going concern. Additionally, you state that there is no assurance that you will be successful in raising the needed capital or that there will be sales of your software. Furthermore, you have a deficit in working capital and recurring operation losses. In consideration of the above factors, please provide us with a summary of material relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis related to the goodwill associated with the Stellar acquisition and further explain to us why you concluded that no impairment of goodwill was necessary for the periods presented in the filing as it relates to the goodwill associated to the Stellar acquisition. Finally, you state in note 1(i) that you follow SFAS No. 121, we advise you that SFAS No. 121 has been amended and superseded by SFAS No. 142 and SFAS No. 144, respectively. In this regard, please revise your notes to the consolidated financial statements to include your accounting policy related to the recognition and measurement of goodwill impairment loss supported by factors cited in paragraph 19 through 39 of SFAS No. 142. We may have further comment upon receipt of your response.

Response - In analyzing the goodwill resulting from the acquisition of Stellar for possible impairment, it was management's conclusion that no impairment was necessary at this time. This conclusion was the result of several factors, but the most persuasive indicator of the value of Stellar was its consistent revenue stream. Stellar had revenues of $720,279 during the year ended December 31, 2004, and had very little overhead. Its revenues had shown consistent growth for the past several years, with little growth in overhead. In addition, Stellar showed net income and positive cash flows from operations during the 2004 year. Management projected that Stellar would continue to expand its revenues, with minimal increases in overhead, and thus increase profitability. Management determined that goodwill of $136,839 was reasonable and appropriate, and that no impairment of goodwill was necessary. Despite the fact that our auditors expressed doubt about the consolidated entity's ability to continue as a going concern, the goodwill associated with the acquisition of Stellar was deemed reasonable and conservative. Per the Commission's request, we have revised and expanded our discussion of our policy of recognizing and valuing goodwill and the associated periodic reviews for potential impairment in Note 1(i).

Form 10-QSB for the Quarterly Period Ended March 31, 2005
----------------------------------------------------------

20. Please file your Form 10-QSB for the quarter ended March 31, 2005 as soon as possible and comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on your Form 10-QSB. Also, please ensure that you reflect the one for 200 reverse stock split of your common stock (disclosed in your Form 8-K filed on May 19, 2005) in the Form 10-QSB. See paragraph 54 of SFAS No. 128.

Response - The 10-QSB has been filed, but the Company is in the process of preparing an amended filing, so as to comply with the comments given by the Commission.

Form 8-K/A Dated June 16, 2004
-------------------------------

21. While we are not requesting an amendment, please consider the following matters in future pro forma financial statements regarding acquisitions:

a) Please provide interim financial statements of the acquired company (e.g., unaudited financial statements of Stellar for the six months ended June 30, 2004;

b) Please present a pro forma balance sheet for the latest period presented (e.g., a pro forma balance sheet for the interim period ended June 30, 2004 if the transaction had not already been included in your interim balance sheet for the period ended June 30, 2004) assuming the acquisition of Stellar occurred on June 30, 2004. Thus, a balance sheet for the year ended December 31, 2003 was not needed in this Form 8-K/A.

c) Please do not present historical combined columns for you and the acquired company prior to the pro forma adjustment column as the information is not deemed meaningful (e.g., do not present the combined historical columns of Stellar and GK in the pro forma balance sheet and pro forma statement of operations).

d) Please do not present historical earnings per share information for the acquired company on the face of the pro forma statements of operations as this information is not deemed meaningful to the combined company; however, please present pro forma earnings per share (basic and diluted) for the combined company;

e) Please see item 310 (d) of Regulation S-B and Article 11 of Regulation S-X for guidance when preparing pro forma financial statements.

Response - We appreciate your guidance and insights with respect to our future pro forma financial statements for acquisitions. We will incorporate these comments into all applicable future filings.

Form 8-K/A Dated August 13, 2004
--------------------------------

22. Consider the comments on the Form 8-K/A dated June 16, 2004 as they apply to your future pro forma financial statements regarding acquisitions, as applicable.

Response - We recognize the Commission's comment # 21 to also be applicable in several areas to our Form 8-K/A dated August 13, 2004. As indicated above, we appreciate these insights, and will incorporate them into all relevant future filings.

We acknowledge the fact that the Company is responsible for the adequacy and accuracy of the disclosures in the above-mentioned filings. We further acknowledge that staff comments and/or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing. In addition, we acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us at your convenience to discuss the responses contained herein in greater detail. You may contact Gary F. Kimmons, Company President, at (281) 658-5159.

Sincerely,



/s/ Gary F. Kimmons
___________________________________
Gary F. Kimmons
President, C.E.O. C.F.O.,
M Power Entertainment, Inc.
(Formerly GK Intelligent Systems, Inc.)